UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2005

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐     40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐     No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: March 15, 2005

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

March 14, 2005

Sierra Wireless Appoints Kent Thexton to Board of Directors

Vancouver, British Columbia - March 14, 2005 – Sierra Wireless (NASDAQ: SWIR - TSX: SW) announced today the appointment of Kent Thexton, Co-Chief Executive Officer of SEVEN Networks, Inc., to its Board of Directors.

“Kent has been instrumental in building wireless data solutions and services for business and consumers for some of the world’s leading operators, and this background will be a great asset as we continue to develop our business,” said David Sutcliffe, Chairman and Chief Executive Officer, Sierra Wireless. “With his extensive, international wireless telecommunications experience, we are pleased to have an executive of Kent’s calibre join our Board of Directors.”

In April 2004, Mr. Thexton joined SEVEN, a leading global provider of software for business and personal email applications, as Co-Chief Executive Officer.  Prior to joining SEVEN, Mr. Thexton was Chief Data and Marketing Officer of leading U.K. operator O2 (formerly British Telecom and British Telecom Cellnet), and President of O2 Online, where he was responsible for overall group marketing strategy and brand execution across the organization. Mr. Thexton helped build the O2 brand across O2’s operating businesses and established the Company’s leadership position in wireless data and voice product development, device management, and procurement.  He has also held executive positions at Rogers, Northern Telecom and Bell Canada.

“Sierra Wireless is a well-recognized leader in the wireless data space, continually delivering award winning technology to mobile professionals around the globe,” stated Mr. Thexton.  “I look forward to contributing to the Company’s overall global business and product strategy and working with the entire Sierra Wireless team to build upon our success in the industry.”

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets the AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions; and Voq Professional Phone, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless please visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. “Voq Professional Phone” is a trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT